Exhibit 4.21

Third Amendment To
The Exclusive Ragnarok Online License and Distribution
Agreement

THIS Third AMENDMENT (this “Amendment”) is made and entered into on this 18th day February, 2005 by and between Gravity Corporation (“Licensor”) and Level UP! Inc. (“Licensee”).

RECITALS

WHEREAS, Licensor and Licensee (“Parties” collectively) entered into an Exclusive Ragnarok Online License and Distribution Agreement (“Agreement”), dated March 25th, 2003.

WHEREAS, the Parties to the Agreement now desire to amend the Agreement as specified below.

NOW, THEREFORE, the Parties agree as follows:

1.	Agreement Term Extension :

The Parties agree to extend the term of the Agreement for One (1) years (“Renewed Term”) from the expiration date with the conditions stated as below in this Agreement. The newly extended term of the Agreement shall be from September 1st, 2005 to August 31st, 2006.

2.	Terms and Conditions

Provided that Licensee is in due performance of the Agreement, the Parties agree that the Renewed Term shall be under the same terms and conditions as originally provided in the Agreement. For the avoidance of doubt, no other term or condition of the Agreement shall be affected or modified by this Amendment. Neither party shall be deemed to have waived or forfeited any of its pre-existing rights under the Agreement.

IN WITNESS WHEREOF, the Parties have executed this Amendment the day and year first above written.

Gravity Corporation,		Level Up! Incorporated.

By:	/s/ Jung Ryool Kim	By:	/s/ Aloysius B. Colayco

Name: Jung-Ryool Kim		Name: Aloysius B. Colayco
Title: Chairman		Title: CEO